EXHIBIT 23.3

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 2 to Registration Statement on Form S-3 (No. 333-103837) and related Prospectus of Artisan Components, Inc. for the registration of shares of its common stock expected to be filed on or about April 18, 2003 and to the incorporation by reference therein of our report dated July 3, 2002 (except Note 9, as to which the date is February 19, 2003) with respect to the financial statements of NurLogic Design, Inc. at May 31, 2002 and 2001, and for the years then ended, included in the Current Report on Form 8-K of Artisan Components, Inc. dated February 19, 2003 filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

San Diego, California

April 16, 2003